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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*


                          Communications Systems, Inc.
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $.05 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    203900105
                                 --------------
                                 (CUSIP Number)

                                December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [     ]  Rule 13d-1(b)
         [  X  ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 203900105
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





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CUSIP No. 203900105
          ---------
                                       13G
  1     NAME OF REPORTING PERSONS:     Curtis A. Sampson
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: Not Applicable

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  [     ]
        (b)  [  X  ]

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION:
        Minnesota

                NUMBER OF SHARES             5    SOLE VOTING POWER:
                                                  1,228,017
                  BENEFICIALLY
                                             6    SHARED VOTING POWER:
                 OWNED BY EACH                    326,377

                   REPORTING                 7    SOLE DISPOSITIVE POWER:
                                                  1,228,017
                    PERSON
                                             8    SHARED DISPOSITIVE POWER:
                     WITH:                        326,377


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,554,394

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):
        [ X ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
        18.9%

12      TYPE OF REPORTING PERSON (See Instructions):
        IN

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Item 1.
         (a)      Name of Issuer:  Communications Systems, Inc.
                  --------------
         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------
                  213 South Main Street
                  Hector, Minnesota 55342

Item 2.
         (a)      Name of Person Filing:  Curtis A. Sampson
                  ---------------------
         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------
                  213 South Main Street
                  Hecton, Minnesota 55342
         (c)      Citizenship:  Minnesota
                  -----------
         (d)      Title of Class of Securities:  Common Stock
                  ----------------------------
         (e)      CUSIP Number:   203900105
                  ------------    ---------

Item 3.  Not Applicable

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of February 14, 2003, the beneficial ownership of shares of the Reporting Person was as follows:

         (a) Amount beneficially owned:  1,554,394
         (b) Percent of class: 18.9%
         (c) Number of shares as to which the person has:
             (i)   Sole power to vote or direct the vote: 1,228,017
             (ii)  Shared power to vote or direct the vote: 326,377
             (iii) Sole power to dispose or direct the disposition of: 1,228,017
             (iv)  Shared power to dispose or direct the disposition of: 326,377

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

The shares listed above in Item 4(a) include 1,149,017 shares owned by Mr. Sampson directly, 79,000 shares issuable upon exercise of options exercisable within 60 days of February 14, 2003, 309,606 shares owned by the Communications Systems, Inc. Employee Stock Ownership Plan ("CSI ESOP") of which Mr. Sampson is a co-trustee and 16,771 shares owned by the Hector Communications Corporation Employee Stock Ownership Plan ("Hector ESOP") in which Mr. Sampson is a co-trustee. The shares listed in Item 4(a) do not include 16,023 shares owned by Mr. Sampson's spouse. Mr. Sampson disclaims any beneficial ownership of the shares owned by his spouse and the CSI and Hector ESOPs in excess of the shares allocated to his account, which totaled 24,702 shares.

Item 5.  Ownership of Five Percent or less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6. Ownership of More Than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8. Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under
Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1, attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.  Notice of Dissolution of Group.
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the securities reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

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

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 12, 2003
                                       -----------------------------------------
                                       Date
                                       /s/Curtis A. Sampson
                                       -----------------------------------------
                                       Signature

                                       Chief Executive Officer
                                       -----------------------------------------
                                       Name/Title


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